UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(D)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

MAXCOM TELECOMUNICACIONES, S.A.B. de C.V.

(Name of Subject Company)

MAXCOM TELECOMUNICACIONES, S.A.B. de C.V.

(Name of Persons Filing Statement)

Series A Common Shares, without par value
(in the form of American Depositary Shares, each representing seven ordinary participation certificates (or “CPOs”), each representing three Series A Common Shares)

(Title of Class of Securities)

57773A 508(1)

(CUSIP Number of Class of Securities)

Gonzalo Alarcon I.
General Counsel

Guillermo Gonzalez Camarena No. 2000

Colonia Centro de Ciudad de Santa Fe

Mexico, DF 01210
Tel +52 55 51471114

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
(1)	CUSIP number is for the American Depositary Shares (“ADSs”) only. Each ADSs represents seven certificados de participación ordinarios (“CPOs”), each of which currently represents an economic interest in three shares of Series A Common Stock. No CUSIP number exists for the underlying CPOs or Series A Common Stock as such CPOs and shares are not traded in the United States.

Explanatory Note

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (“SEC”) on March 5, 2013 by Maxcom Telecommunicaciones S.A.B. de C.V., a limited liability public stock corporation (sociedad anónima bursátil de capital variable) (“Maxcom” or the “Company”), relating to the tender offer by Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero, a banking institution organized and existing under the laws of the United Mexican States, as Trustee for Trust Number 1387, (“Purchaser”) to purchase for cash all of the outstanding Series A Common Stock (the “Shares”), including such shares represented by ordinary participation certificates (certificados de participación ordinaries) (“CPOs”) and American Depositary Shares (“ADSs” and collectively with the Shares and the CPOs, the “Securities”), of Maxcom. The Company is hereby amending only those sections of the Schedule 14D-9 identified in this amendment and only to the extent noted in each section. All other sections of the Schedule 14D-9 remain unchanged. Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Schedule 14D-9.

Item 8. Additional Information to be Furnished.

The subsection of Item 8 of the Schedule 14D-9 entitled “Conditions to the Offer” is hereby restated in its entirety as follows:

Conditions to the Offer.

The Offers are subject to a number of conditions, referred to as the “Offer Conditions” including:

(i)	no change, event or development shall have occurred which would reasonably be expected to cause a material adverse effect to Maxcom;

(ii)	none of the representations and warranties of the Company under the Recapitalization Agreement shall fail to be true and correct in any material respect as of the date Purchaser commences the Offers;

(iii)	the conditions to the consummation of the concurrent Debt Exchange Offer for Maxcom’s outstanding senior notes shall have been satisfied in accordance with the Recapitalization Agreement (see “Concurrent Debt Exchange Offer” below);

(iv)	more than 50% of all of the outstanding fully diluted Shares on the Expiration Date shall have been duly tendered into the Offers (the “Minimum Tender Condition”); and

(v)	any approvals from certain specified governmental authorities required to consummate the Offer, (a) shall have been obtained under conditions or restrictions that would not create a material adverse effect on the Offers, or Maxcom, (b) shall not have been modified in any material way that would create a material adverse effect on the Offers, or Maxcom or (c) shall not have been revoked.

2

On March 28, 2013, Purchaser issued a press release announcing that the Purchaser waived the Minimum Tender Condition. Pursuant to Purchaser’s waiver of the Minimum Tender Condition, the U.S. Offer is no longer conditioned upon the tender into the Offers of more than 50% of all of the outstanding fully diluted Shares on the expiration date. While the Purchaser may close the Offers with a minority position in Maxcom, the Purchaser has announced it does not have any plans to complete a back-end merger to acquire the balance of the Securities or to effect a short-form merger and squeeze out the remaining security holders.

The subsection of Item 8 of the Schedule 14D-9 entitled “Concurrent Debt Exchange Offer” is hereby restated in its entirety as follows:

Concurrent Debt Exchange Offer.

On February 20, 2013, Maxcom commenced the Debt Exchange Offer to eligible holders, upon the terms and subject to the conditions set forth in the applicable offering memorandum and consent solicitation statement, to exchange all of its outstanding 11% Senior Notes due 2014 (the ‘‘old notes’’) for its Step-Up Senior Notes due 2020 (the ‘‘new notes’’) The Debt Exchange Offer and the consent solicitation are subject to certain conditions, which Maxcom may assert or waive in full or in part in its sole discretion, including the condition that at least 90% in aggregate outstanding principal amount of the old notes (including any old notes which are owned by Maxcom or its affiliates) be validly tendered and not validly withdrawn on or prior to the expiration date; provided however that the proposed amendments will only be effective if at least a majority (not including any old notes which are owned by Maxcom or its affiliates) in aggregate amount of the old notes is validly tendered and not validly withdrawn on or prior to the expiration date. Maxcom subsequently amended minimum tender condition in the exchange offer from to 80%, subject to Maxcom’s right, in its sole discretion, to decrease the minimum tender condition to 75.1% without extending the exchange offer or granting any withdrawal rights. Maxcom has expressly reserved the right to amend or terminate, at any time, the Debt Exchange Offer and the consent solicitation and not accept for exchange any old notes not theretofore accepted for exchange. Maxcom may extend the Debt Exchange Offer and the consent solicitation from time to time until the conditions are satisfied or waived.

Item 8 is hereby further supplemented by adding the following text to the end thereof.

Recent Developments.

Maxcom’s Debt Exchange Offer has been extended three times and as a result has remained open longer than anticipated, and since the Debt Exchange Offer and the Offers have not been consummated, Maxcom has not yet received the capital contribution the Purchaser agreed to make in connection with the recapitalization contemplated by the Recapitalization Agreement. During the period that the Debt Exchange Offer has remained open, Maxcom’s operational and financial viability has further deteriorated in light of not having received the capital contribution from the Purchaser. As of March 31, 2013, Maxcom’s cash and temporary investment balance was Ps. 102.9 million (US$ 8.3 million). If the Debt Exchange Offer is not consummated and Maxcom does not receive the capital contribution from the Purchaser in connection with the recapitalization contemplated by the Recapitalization Agreement, Maxcom does not expect to be able to make the coupon payment due on June 15, 2013 with respect to the old notes and Maxcom may not be able to meet other financial obligations as they come due. If this occurs, holders of the old notes and the creditors could commence involuntary bankruptcy proceedings against Maxcom in Mexico or in the United States. Maxcom currently intends to implement a restructuring if the Debt Exchange Offer is not consummated by commencing voluntary cases under Chapter 11 of the United States Bankruptcy Code through a plan of reorganization, seeking expedited confirmation of a plan of reorganization or seeking other forms of bankruptcy relief, all of which involve uncertainties, potential delays, reduced payments to all creditors (including holders of the old notes) and litigation risks.

3

A restructuring may be protracted and contentious and disruptive to Maxcom’s business and could materially adversely affect Maxcom’s relationships with its customers, suppliers and employees who may terminate their relationships with Maxcom. A restructuring would also cause Maxcom to incur significant legal, administrative and other professional expenses. No assurances can be given that any such restructuring will be successful or that holders of Maxcom’s debt obligations or equity securities will not have their claims or interests significantly reduced, converted into equity or eliminated. If a restructuring is not successful, Maxcom may be forced to liquidate its business and assets. The Board of Directors of Maxcom has approved the engagement of, and the Maxcom has engaged, counsel to advise it on a Chapter 11 reorganization and authorized preparatory activities related to a restructuring, including the negotiating of a plan support agreement and a Chapter 11 plan term sheet with certain of the holders of the old notes during the pendency of the Exchange Offer. A restructuring through Chapter 11, or otherwise, could have a material adverse affect on the interests of holders of the Securities, including the potential cancellation of such Securities. The Company can provide no assurance that the conditions to the Debt Exchange Offer will be satisfied.

Maxcom’s ability to continue as a going concern depends upon the consummation of the recapitalization transactions, including the consummation of the exchange offer and the receipt of the capital contribution from the Purchaser, or on Maxcom’s ability to otherwise raise additional capital or restructure its capital structure. Maxcom may not be able to satisfy its liquidity and working capital requirements or restructure its capital structure. Although Maxcom’s consolidated financial statements do not currently include any adjustments that might result from the outcome of this uncertainty, Maxcom’s auditors may conclude there is substantial doubt as to our ability to continue as a going concern.

If the exchange offer is not consummated and we do not receive the capital contribution from the Purchaser, we currently intend to commence a voluntary restructuring under Chapter 11 of the United States Bankruptcy Code which could materially adversely affect our business and which we believe would result in holders of the old notes receiving notes with less favorable terms than those being offered pursuant to the exchange offer.

Our operational and financial viability has further deteriorated due to our declining cash balance and in light of the fact that we have not received the capital contribution from the Purchaser given that the exchange offer has not been consummated. As of March 31, 2013, our cash and temporary investment balance was Ps.102.9 million (US$8.3 million).

4

If the exchange offer is not consummated and we do not receive the capital contribution from the Purchaser, we do not expect to be able to make the coupon payment due on June 15, 2013 with respect to the old notes and we may not be able to meet other financial obligations as they come due. If this occurs, holders of the old notes and our other creditors could commence involuntary bankruptcy proceedings against us in Mexico or in the United States.

As a result, if the exchange offer is not consummated we currently intend to commence a voluntary restructuring under Chapter 11 of the United States Bankruptcy Code. Such a restructuring may be protracted and contentious and disruptive to our business and could materially adversely affect our relationships with our customers, suppliers and employees who may terminate their relationships with us. A restructuring would also cause us to incur significant legal, administrative and other professional expenses. Moreover, no assurances can be given that any such restructuring will be successful or that holders of our debt obligations or equity securities will not have their claims or interests significantly reduced, converted into equity or eliminated. If a restructuring is not successful, we may be forced to liquidate our business and assets.

In addition, a restructuring under Chapter 11 may result in holders of the old notes receiving new notes with terms that may be materially less favorable than the notes being offered pursuant to the exchange offer.

If the Recapitalization Transactions are not completed, we may not be able to continue as a going concern.

Our previously released consolidated financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, since the date of those financial statements our operational and financial viability has further deteriorated due to our declining cash balance. As of March 31, 2013, our cash and temporary investment balance was Ps.102.9 million (US$8.3 million). The old notes, with an outstanding principal balance of $200.0 million, will mature on December 15, 2014. If the exchange offer is not consummated and we do not receive the capital contribution from the Purchaser, we do not expect to be able to make the coupon payment due on June 15, 2013 with respect to the old notes and we may not be able to meet other financial obligations as they come due. If this occurs, holders of the old notes and our other creditors could commence involuntary bankruptcy proceedings against us in Mexico or in the United States. In addition, our business is very capital intensive and there is a significant risk that we will not have the ability to make the necessary investments in technology, infrastructure and maintenance of our network. As a result, if the exchange offer is not consummated we currently intend to commence a voluntary restructuring under Chapter 11 of the United States Bankruptcy Code.

Based on the foregoing, our ability to continue as a going concern would depends upon our consummation of the recapitalization transactions including the consummation of the exchange offer and the receipt of the capital contribution from the Purchaser, or on our ability to otherwise raise additional capital or restructure our capital structure.

5

We may not be able to satisfy our liquidity and working capital requirements or restructure our capital structure. Although our previously released consolidated financial statements included in this offering memorandum and consent solicitation statement do not include any adjustments that might result from the outcome of this uncertainty, our auditors may conclude based on the foregoing that there is substantial doubt as to our ability to continue as a going concern.”

The subsection of Item 8 of the Schedule 14D-9 entitled “Certain Forward-Looking Statements” is hereby restated in its entirety as follows:

Certain Forward-Looking Statements.

This Schedule contains forward-looking statements. Statements in this Statement that are not historical in nature, including, without limitation, statements regarding Maxcom’s proposed recapitalization, Maxcom’s ability to continue operations during the pendency of a restructuring, the potential effects of a restructuring and the effects of such a restructuring on Maxcom’s outstanding debt and equity securities, are forward-looking and are not statements of fact. Forward-looking statements represent Maxcom’s beliefs and assumptions based on currently available information. In some cases you can identify these forward-looking statements by the use of words such as “believes,” “intends,” “may,” “should,” “could,” “anticipates,” “expected” or comparable terminology, or by discussions of strategies or trends. Although Maxcom believes the expectations reflected in forward-looking statements are reasonable, it does not know if these expectations will be correct. Forward-looking statements by their nature involve substantial risks and uncertainties that could significantly impact expected results. Actual future results could differ materially from those predicted. While it is not possible to identify all factors, Maxcom continues to face many risks and uncertainties. Among the factors that could cause Maxcom’s actual future results to differ materially from those described herein are the risks and uncertainties discussed from time to time in the Maxcom’s filings with the SEC.

6

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 11, 2013

MAXCOM TELECOMUNICACIONES, S.A.B. de C.V.

By:	/s/ Gonzalo Alarcon
Name:	Gonzalo Alarcon
Title:	General Counsel

7